

March 18, 2011

<u>Via U.S. Mail</u>

Julian Spitari
President and Chief Executive Officer
Imobolis, Inc.
8950 West Olympic Blvd., Suite 350
Beverly Hills, CA 90211

> **Re:** **Imobolis, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed March 3, 2011**
> **File No. 333-167581**

Dear Mr. Spitari:

We have reviewed the above-referenced filing, and the related response letter dated March 3, 2011, and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 24, 2011.

General

1. We refer to your revisions made in response to prior comment 1. Please tell us the status of the agreements for banner ads between you and your five advertisers. In this regard, we note from the disclosure in your exhibit index that each of the agreements with these advertisers has expired as of the date of this letter. Please tell us whether any of these agreements were renewed, whether you have entered into new agreements with any of these customers and whether your relationship with any of these advertisers has been discontinued. To the extent that you no longer have effective agreements with any of these advertisers, please revise your disclosure, including in your MD&A.

Additional Products, page 23

2. We refer to the revisions made in response to prior comment 6. Please provide us with a detailed discussion of the support for your belief that your inability to offer the "large scale additional products" will not have a material adverse effect on your operations. In this regard, we note that while you anticipate needing just $175,000 to fund your operations over the next 12 months, you anticipate needing $1.5 million to offer these additional products in 2012.

Management

Management Biographies, page 23

3.   It has come to our attention that Mr. Spitari is an executive officer of Frogroads, Inc. and Nevada International Investments, Inc. It appears, however, that your discussion of Mr. Spitari's business experience does not discuss Mr. Spitari's relationship with these entities or provide a description of the types of business carried on by these entities. See Item 401(e) of Regulation S-K. Please advise.

        You may contact Jaime G. John, Staff Accountant, at (202) 551-3446 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3735 with any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director

cc: Via Facsimile (714) 316-1306
        Leo J. Moriarty, Esq.
        Law Office of Leo J. Moriarty